August 24, 2018

VIA EDGAR
Wilson K. Lee
Senior Staff Accountant, Office of Real Estate & Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      Las Vegas Sands Corp.
Form 10-K for the fiscal year ended December 31, 2017
Form 10-Q for the quarterly period ended March 31, 2018
Filed February 23, 2018 and April 27, 2018, respectively
File No. 1-32373

Dear Mr. Lee:

Las Vegas Sands Corp. (“we,” “our” or the “Company”) hereby responds to the comment set forth in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated August 17, 2018 (the “Comment Letter”) relating to the above referenced SEC filings.

For the convenience of the Staff, the Company has restated in this letter the comment in the Comment Letter in italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the relevant SEC filing. All references to page numbers and captions (other than those in the comments) correspond to the page numbers in the relevant SEC filing.

Corporate Headquarters
3355 Las Vegas Blvd. South, Las Vegas, Nevada 89109

The Venetian | The Palazzo | Sands Expo | Sands Bethlehem | Sands Macao | The Venetian Macao | Four Seasons Hotel Macao The Plaza Macao | Sands Cotai Central | The Parisian Macao | Marina Bay Sands

Wilson K. Lee
Securities and Exchange Commission
August 24, 2018

Form 10-Q for the quarterly period ended March 31, 2018
Financial Statements
Note 2 - Revenue, pages 10-12

1.
We note that your win and hold percentages are calculated before allocating casino revenues related to goods and services provided to patrons on a complimentary basis and your occupancy rate (a volume indicator) and ADR (a price indicator) include the impact of rooms provided on a complimentary basis. Please tell us your consideration of whether disclosure of complimentary items by category (e.g., rooms, food and beverage) is material and the basis for your determination in light of these other disclosures. Such disclosure may occur in MD&A or in the financial statement footnotes pursuant to paragraph 606-10-50-5 of the Accounting Standards Codification.

We acknowledge the Staff's comment. We believe the current MD&A discussion and presentation of our casino and room operating metrics is appropriate based on available industry guidance (e.g., AICPA Gaming Accounting and Audit Guide) and is consistent with our industry peers. We also evaluated the disclosure requirements included in paragraph 606-10-50-5 of the Accounting Standards Codification (“ASC”) with regard to complimentary items provided to our patrons in preparing our Form 10-Q. We believe the disclosures included on page 11 of our Form 10-Q reflecting a disaggregation of revenue by jurisdiction, by segment and by revenue category meet the disclosure requirements referenced above.

The operating metrics included in the MD&A section of our Form 10-Q are not intended to provide information directly reconcilable to the amounts included in our financial statements. We believe our current disclosures appropriately define the operating metrics and highlight certain differences in these metrics versus the casino and room revenue disclosed in our financial statements. We include these metrics in order to provide additional details of our financial results from an operational perspective to highlight trends and further explain our financial results in a manner comparable to our peers.

The exclusion of the accounting impacts of ASC 606 from our gaming operating metrics (i.e., analyzing net gaming win prior to allocating amounts to account for complimentary items) is appropriate based on the industry definitions of drop and win and hold percentage. We present these amounts on a gross revenue basis as we believe it provides the users of such information the best insight into understanding the key drivers impacting our casino revenues. The inclusion of the accounting impacts of ASC 606 in our room operating metrics is appropriate based on the industry definitions of occupancy rate and ADR. This approach provides the users of such information insight into the key drivers impacting our hotel revenues. These metrics are well understood by the users of our operating information and financial statements. They are also consistent with our presentation prior to the adoption of ASC 606. We believe the manner in which we calculate and present this information provides users of our financial statements the information necessary to understand the overall trend of our casino and hotel revenues and is consistent with the information utilized by our industry in evaluating operations.

Wilson K. Lee
Securities and Exchange Commission
August 24, 2018

With regard to the disclosure requirements set forth in 606-10-50-5 of the ASC, we further considered the requirements indicated in paragraphs 606-10-55-89 through 55-91 of the ASC. We believe the disclosures referenced above appropriately depict how the nature, amount, timing and uncertainty of revenue and cash flows are impacted by economic factors without the need for further disaggregation of complimentary revenues as all revenues are impacted in the same manner in connection with the implementation of ASC 606. We also determined the disaggregation of complimentary revenues by category does not enhance the disclosures presented outside of the financial statements. The operating information currently presented outside of the financial statements is consistent with our peers in the industry. It is intended to provide an understanding of our results, trends and other information utilized by the Company or users of our financial statements to evaluate our financial performance or in making resource allocation decisions and does not include disaggregated disclosure of complimentary revenues by category. Finally, we believe our current disclosures are consistent with the examples of disaggregation categories included in the guidance, including the type of good or service and geographical region. We understand the categories listed in ASC 606-10-55-91 are not intended to be exhaustive, but we determined the other examples cited were not applicable to our facts and circumstances, including with regard to disaggregation of complimentary revenues by category.
We also evaluated whether the disclosure of complimentary revenues by category was material and concluded such disclosure was not material due to:

◦
Our complimentary revenues associated with Rooms, Food and beverage and Convention, retail and other were $210 million and $208 million for the three months ended March 31, 2018 and 2017, respectively, which is 5.87% and 6.78% of our net revenues for such periods and are not material for disaggregated disclosure from a quantitative perspective. We also noted the total amount of complimentary revenues is less than 10% of our net revenues in considering the threshold in Regulation S-X Rule 5-03(b) by analogy.

◦
Disaggregated disclosure of our complimentary revenues by category (a) does not provide a user of the financial statements with an incremental understanding of our operating income or net income as there is no net impact on either, (b) does not impact the overall trend of our revenues, operating income, net income, cash flows or financial position and (c) is not key information utilized internally or externally.

Finally, we considered conference calls initiated by representatives from the American Institute of Certified Public Accountants with several of our peers, representatives from the global public accounting firms and the staff of the SEC on September 26, 2017 and October 25, 2017. The understanding we reached from these calls was the previous industry practice of reclassifying the estimated costs associated with complimentary revenues from the department providing the complimentary item to the department granting the complimentary item and providing annual disclosures of such amounts (and related complimentary revenues) in order to comply with the intent of SEC Staff Accounting Bulletin Topic 11 (L) was not necessary as a result of the implementation of ASC 606. This is due to the fact ASC 606 requires allocating revenue to the respective categories as such revenue is earned versus the historical practice of

Wilson K. Lee
Securities and Exchange Commission
August 24, 2018

grossing up all revenue categories for complimentary items and netting such amounts down in total by promotional allowances in the income statement.

We understand the previous disclosures associated with complimentary revenues and associated alignment of expenses for our industry; however, based on the considerations described above, we believe the disclosures included in our SEC filings for periods subsequent to the effective date of ASC 606 meet the disclosure requirements included therein and provide the material information necessary to understand our financial statements.

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The Company believes the foregoing is fully responsive to the Comment Letter. Please let us know if you have any questions by contacting the undersigned at (702) 733-5503.

Sincerely,

/s/ Lawrence A. Jacobs

Lawrence A. Jacobs
Executive Vice President, Global General Counsel and Secretary
Las Vegas Sands Corp.

cc: Howard Efron, SEC
Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP